UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 05, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

On April 05, 2023 the Company Release the following Press Release:

Music Licensing, Inc. (OTC: SONG) Announces Plans to Pursue Listing on the Jamaican Stock Exchange

Naples, Florida, April 05, 2023 - Music Licensing, Inc. (OTC: SONG), a leading music licensing company based in Naples, Florida, is proud to announce its intention to pursue a listing by introduction on the Jamaican Stock Exchange (JSE). This strategic move aims to expand the company's reach and visibility within the Caribbean market while providing new opportunities for growth.

A local Jamaican securities law firm has informed Music Licensing, Inc. that the listing process could be completed within just four weeks, streamlining the company's entry into the Jamaican market. The firm also believes that this listing could make Music Licensing, Inc.'s shares margin-eligible in Jamaica, as well as for other local Caribbean-based banks, broker-dealers, and wealth management firms that deal in Jamaican listed equities, such as those in the Cayman Islands.

Music Licensing, Inc.'s management team, led by CEO Jake P. Noch, sees great potential for acquisitions of Jamaican-based music intellectual property (IP) and music companies, including music publishers, music distribution companies, and local artist music catalogs. The team believes these assets have often been overlooked and that the JSE listing could provide significant resources to utilize the company's shares as share capital for potential acquisitions.

"We are excited about the possibilities that listing on the Jamaican Stock Exchange brings to our company," said Jake P. Noch, CEO of Music Licensing, Inc. "We believe this move will open doors for us to acquire valuable music assets within the Jamaican and Caribbean markets while providing our shareholders with increased exposure and opportunities for growth."

About Pro Music Rights, Inc. (ProMusicRights.com)

Pro Music Rights is the 5th public performance rights organization (PRO) to be formed in the United States. Its licensees include notable companies such as TikTok, iHeart Media, Triller, Napster, 7Digital, Vevo, and many others. Pro Music Rights holds an estimated market share of 7.4% in the United States, representing over 2,500,000 works that feature notable artists such as A$AP Rocky, Wiz Khalifa, Pharrell, Young Jeezy, Juelz Santana, Lil Yachty, MoneyBaggYo, Larry June, Trae Pound, Sause Walka, Trae Tha Truth, Sosamann, Soulja Boy, Lex Luger, Lud Foe, SlowBucks, Gunplay, OG Maco, Rich The Kid, Fat Trel, Young Scooter, Nipsey Hussle, Famous Dex, Boosie Badazz, Shy Glizzy, 2 Chainz, Migos, Gucci Mane, Young Dolph, Trinidad James, Fall Out Boy, and countless others, as well as Artificial Intelligence (A.I.) Created Music.

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that, all forward-looking statements involve risks and uncertainties, including without limitation, the ability of Music Licensing, Inc. & Pro Music Rights, Inc. to accomplish its stated plan of business. Music Licensing, Inc. & Pro Music Rights, Inc. believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Pro Music Rights, Inc., Music Licensing, Inc., or any other person.

Contact: investors@ProMusicRights.com

SOURCE: Music Licensing, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	April 05, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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